Exhibit 1.1

Execution Copy

AGREEMENT AS TO EXPENSES AND LIABILITIES

AGREEMENT dated as of June 10, 2019, between Air T, Inc., a Delaware corporation (“AIR T”), and Air T Funding, a Delaware statutory trust (the “Trust”).

WHEREAS, the Trust intends to issue its Common Securities (the “Common Securities”) to, and receive 8.0% Junior Subordinated Debentures (the “Junior Subordinated Debentures”) from, Air T and to issue and sell 8.0% Cumulative Capital Securities (the “Capital Securities”) with such powers, preferences and special rights and restrictions as are set forth in the Amended and Restated Trust Agreement of the Trust dated as of June 10, 2019, as the same may be amended from time to time (the “Trust Agreement”); and

WHEREAS, Air T will directly or indirectly own all of the Common Securities of the Trust and will issue the Junior Subordinated Debentures.

NOW, THEREFORE, in consideration of the purchase by each holder of the Capital Securities, which purchase Air T hereby agrees shall benefit Air T and which purchase Air T acknowledges will be made in reliance upon the execution and delivery of this Agreement, Air T, including in its capacity as holder of the Common Securities, and the Trust hereby agree as follows:

ARTICLE I

SECTION 1.1. GUARANTEE BY AIR T

Subject to the terms and conditions hereof, Air T, including in its capacity as holder of the Common Securities, hereby irrevocably and unconditionally guarantees to the Trustees and each person or entity to whom the Trust is now or hereafter becomes indebted or liable (the “Beneficiaries”) the full payment, when and as due, of any and all Obligations (as hereinafter defined) to such Beneficiaries. As used herein, “Obligations” means any costs, expenses or liabilities of the Trust other than obligations of the Trust to pay to holders of any Capital Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of the Capital Securities or such other similar interests, as the case may be. This Agreement is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

SECTION 1.2. TERM OF AGREEMENT.

This Agreement shall terminate and be of no further force and effect upon the later of (a) the date on which full payment has been made of all amounts payable to all holders of all the Capital Securities (whether upon redemption, liquidation, exchange or otherwise) and (b) the date on which there are no Beneficiaries remaining; provided, however, that this Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any holder of Capital Securities or any Beneficiary must restore payment of any sums paid under the Capital Securities, under any Obligation, under the Capital Securities Guarantee Agreement dated the date hereof by Air T and Delaware Trust Company as guaranty trustee or under this Agreement, for any reason whatsoever. This Agreement is continuing, irrevocable, unconditional and absolute.

SECTION 1.3. WAIVER OF NOTICE.

Air T hereby waives notice of acceptance of this Agreement and of any Obligation to which it applies or may apply, and Air T hereby waives presentment, demand for payment, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

SECTION 1.4. NO IMPAIRMENT.

The obligations, covenants, agreements and duties of Air T under this Agreement shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the extension of time for the payment by the Trust of all or any portion of the Obligations or for the performance of any other obligation under, arising out of, or in connection with, the Obligations;

(b) any failure, omission, delay or lack of diligence on the part of the Beneficiaries to enforce, assert or exercise any right, privilege, power or remedy conferred on the Beneficiaries with respect to the Obligations or any action on the part of the Trust granting indulgence or extension of any kind; or

(c) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Trust or any of the assets of the Trust.

The Beneficiaries shall not be obligated to give notice to, or obtain the consent of, Air T with respect to the happening of any of the foregoing.

SECTION 1.5. ENFORCEMENT.

A Beneficiary may enforce this Agreement directly against Air T, and Air T waives any right or remedy to require that any action be brought against the Trust or any other person or entity before proceeding against Air T.

ARTICLE II

SECTION 2.1. BINDING EFFECT.

All guarantees and agreements contained in this Agreement shall bind the successors, assigns, receivers, trustees and representatives of Air T and shall inure to the benefit of the Beneficiaries.

SECTION 2.2. AMENDMENT.

So long as there remains any Beneficiary or any Capital Securities are outstanding, this Agreement shall not be modified or amended in any manner adverse to such Beneficiary or to the holders of the Capital Securities.

SECTION 2.3. NOTICES.

Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering the same by facsimile transmission (confirmed by mail), telex, or by registered or certified mail, addressed as follows (and if so given, shall be deemed given when mailed or upon receipt of an answer back, if sent by telex):

Air T Funding

c/o Delaware Trust Company

Attn: Corporate Trust

251 Little Falls Drive

Wilmington, Delaware 19808

Email: trustadmin@delawaretrust.com

Attention: Corporate Trust

Air T, Inc.

5000 W 36th Street, Suite 130

Minneapolis, MN 55416

Email: mjundt@airt.net

Attention: Mark Jundt

SECTION 2.4. GOVERNING LAW.

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Minnesota (without regard to conflict of laws principles).

THIS AGREEMENT is executed as of the day and year first above written.

AIR T, INC.

By:	/s/ Nick Swenson
Name: Nick Swenson Title: Chief Executive Officer

AIR T FUNDING

By:	/s/ Mark Jundt
Name: Mark Jundt Title: Administrative Trustee